COMMENTS RECEIVED ON 12/03/2024

FROM KIM McMANUS

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Value Leaders Fund

POST-EFFECTIVE AMENDMENT NO. 152

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Blue chip companies are companies that, in the Adviser's view, are well-known, well-established and well-capitalized, which, for purposes of this fund, are companies with a higher market capitalization than the lowest capitalized company in any of the S&P 500 Index, Russell 1000 Index, or Dow Jones Industrial Average. Although blue chip companies generally have large or medium market capitalizations, the Adviser may invest in companies that it believes have good, long-term prospects to become blue chip companies.”

C:

The Staff requests we confirm if the companies with good long-term prospects will be part of the fund’s 20% bucket.

R:

We confirm that such companies are part of the fund’s 20% bucket.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Investing in derivative instruments is not a principal investment strategy for the fund and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivative instruments is not a principal investment strategy for the fund. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amended Rule 35d-1 under the Investment Company Act of 1940 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives/leverage-related risk or explain why such risk is not material.

R:

The fund does not have a principal investment policy of investing in derivatives. As a result, we believe the fund’s existing disclosure remains appropriate.